# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HENRY SCHEIN INC, CIK 0001000228
CUSIP: 806407102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 135 Duryea Road, Melville, New York (NY), 11747
Date of event which requires filing of this statement: 05/02/2025
Amends the filing with accession number 0001140361-25-009053
Filed by CIK 0002060445
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, (212) 750-8300

## Reporting persons
- KKR Hawaii Aggregator L.P. (CIK 0002060445): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,628,344; shared voting power 0; sole dispositive power 11,628,344; shared dispositive power 0; aggregate amount beneficially owned 11,628,344 (9.6% of the class)
- KKR Hawaii Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,628,344; shared voting power 0; sole dispositive power 11,628,344; shared dispositive power 0; aggregate amount beneficially owned 11,628,344 (9.6% of the class)
- KKR North America Fund XIII SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 11,628,344; shared voting power 0; sole dispositive power 11,628,344; shared dispositive power 0; aggregate amount beneficially owned 11,628,344 (9.6% of the class)
- KKR Associates North America XIII SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 11,628,344; shared voting power 0; sole dispositive power 11,628,344; shared dispositive power 0; aggregate amount beneficially owned 11,628,344 (9.6% of the class)
- KKR North America XIII S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 11,628,344; shared voting power 0; sole dispositive power 11,628,344; shared dispositive power 0; aggregate amount beneficially owned 11,628,344 (9.6% of the class)
- KKR North America XIII Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 11,628,344; shared voting power 0; sole dispositive power 11,628,344; shared dispositive power 0; aggregate amount beneficially owned 11,628,344 (9.6% of the class)
- MH Sub I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- Indigo Intermediate Co II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- IB Aggregator II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Indigo Aggregator III GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Americas Fund XII (Indigo) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Associates Americas XII AIV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Americas XII AIV GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 12,016,714; shared voting power 0; sole dispositive power 12,016,714; shared dispositive power 0; aggregate amount beneficially owned 12,016,714 (9.9% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 12,016,714; shared voting power 0; sole dispositive power 12,016,714; shared dispositive power 0; aggregate amount beneficially owned 12,016,714 (9.9% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 12,016,714; shared voting power 0; sole dispositive power 12,016,714; shared dispositive power 0; aggregate amount beneficially owned 12,016,714 (9.9% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 12,016,714; shared voting power 0; sole dispositive power 12,016,714; shared dispositive power 0; aggregate amount beneficially owned 12,016,714 (9.9% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 12,016,714; shared voting power 0; sole dispositive power 12,016,714; shared dispositive power 0; aggregate amount beneficially owned 12,016,714 (9.9% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 12,016,714; sole dispositive power 0; shared dispositive power 12,016,714; aggregate amount beneficially owned 12,016,714 (9.9% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 12,016,714; sole dispositive power 0; shared dispositive power 12,016,714; aggregate amount beneficially owned 12,016,714 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: HENRY SCHEIN INC
Address of issuer's principal executive offices: 135 Duryea Road, Melville, New York (NY), 11747
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D, originally filed with the Securities and Exchange Commission on March 17, 2025 (as so amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Henry Schein, Inc. (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The fourth paragraph of Item 4 is hereby amended and restated as follows:

Pursuant to the terms of the Partnership Agreement, Max Lin, an employee of Kohlberg Kravis Roberts & Co. L.P. or one or more of its affiliates, was appointed to the Issuer's board of directors (the "Board") as a designee of KKR Hawaii Aggregator L.P., effective May 2, 2025. As a director, he may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of Schedule 13D is hereby amended and restated as follows:

The response of the Reporting Persons to rows 11 and 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

The Reporting Persons beneficially own an aggregate of 12,016,714 shares of Common Stock, representing approximately 9.9% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons' beneficial ownership consists of: (i) 11,628,344 shares of Common Stock held directly by KKR Hawaii Aggregator L.P., and (ii) 388,370 shares of Common Stock held directly by MH Sub I, LLC. Calculations of the Common Stock beneficially owned are based on an aggregate of 121,719,546 shares of Common Stock outstanding as of April 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2025.

KKR Hawaii Aggregator GP LLC (as the general partner of KKR Hawaii Aggregator L.P.), KKR North America Fund XIII SCSp (as the sole member of KKR Hawaii Aggregator GP LLC), KKR Associates North America XIII SCSp (as the general partner of KKR North America Fund XIII SCSp), KKR North America XIII S.a r.l. (as the general partner of KKR Associates North America XIII SCSp), KKR North America XIII Holdings Limited (as the sole shareholder of KKR North America XIII S.a r.l.), KKR Group Partnership L.P. (as the sole shareholder of KKR North America XIII Holdings Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein as being held directly by KKR Hawaii Aggregator L.P.

Indigo Intermediate Co II, LLC (as the sole member of MH Sub I, LLC), IB Aggregator II L.P. (as the sole member of Indigo Intermediate Co II, LLC, KKR Indigo Aggregator III GP LLC (as the controlling general partner of IB Aggregator II L.P.), KKR Americas Fund XII (Indigo) L.P. (as the sole member of KKR Indigo Aggregator III GP LLC), KKR Associates Americas XII AIV L.P. (as the general partner of KKR Americas Fund XII (Indigo) L.P.), KKR Americas XII AIV GP LLC (as the general partner of KKR Associates Americas XII AIV L.P.), KKR Group Partnership L.P. (as the sole member of KKR Americas XII AIV GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co.
Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein as being held directly by MH Sub I, LLC as a result of such sole member, controlling general partner, general partner, sole shareholder, preferred stockholder or founding partner relationship, as applicable, but each disclaims beneficial ownership of such securities.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On May 2, 2025, the Issuer and KKR Hawaii Aggregator L.P. entered into a letter agreement (the "Letter Agreement") for the purpose of removing the Investor's voting commitment set forth in the Partnership Agreement. This description of the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No. Description
Exhibit C Letter Agreement to Remove Voting Commitment by and between the Issuer and KKR Hawaii Aggregator L.P. (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on May 2, 2025).

## Signatures
- KKR Hawaii Aggregator L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Hawaii Aggregator GP LLC, its general partner (05/06/2025)
- KKR Hawaii Aggregator GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (05/06/2025)
- KKR North America Fund XIII SCSp: /s/ Christopher Lee, Christopher Lee, Authorized Signatory, KKR North America XIII S.a r.l., GP of KKR Associates North America XIII SCSp, its general partner (05/06/2025)
- KKR Associates North America XIII SCSp: /s/ Christopher Lee, Christopher Lee, Authorized Signatory, KKR North America XIII S.a r.l., its general partner (05/06/2025)
- KKR North America XIII S.a r.l.: /s/ Christopher Lee, Christopher Lee, Authorized Signatory (05/06/2025)
- KKR North America XIII Holdings Limited: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (05/06/2025)
- MH Sub I, LLC: /s/ B. Lynn Walsh, B. Lynn Walsh, Secretary (05/06/2025)
- Indigo Intermediate Co II, LLC: /s/ B. Lynn Walsh, B. Lynn Walsh, Secretary (05/06/2025)
- IB Aggregator II L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Indigo Aggregator III GP LLC, its controlling general partner (05/06/2025)
- KKR Indigo Aggregator III GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (05/06/2025)
- KKR Americas Fund XII (Indigo) L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Americas XII AIV GP LLC, GP of KKR Associates Americas XII AIV L.P., its general partner (05/06/2025)
- KKR Associates Americas XII AIV L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Americas XII AIV GP LLC, its general partner (05/06/2025)
- KKR Americas XII AIV GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (05/06/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (05/06/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (05/06/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (05/06/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (05/06/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (05/06/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (05/06/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (05/06/2025)